SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                            ------------------

                               SCHEDULE 13G
                              (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                          (Amendment No.____)(1)

                          EVOLVING SYSTEMS, INC.
   ---------------------------------------------------------------------
                             (Name of Issuer)

                Common Stock, $.001 par value, and Warrants
   ---------------------------------------------------------------------
                      (Title of Class of Securities)

                                 30049R100
   ---------------------------------------------------------------------
                              (CUSIP Number)

                               May 11, 1998
   ---------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)


------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.     30049R100             13G                     Page 2 of 14 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Dean Witter & Co.
               36-3145972

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [ ]

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

           NUMBER OF          5.   SOLE VOTING POWER                 - 0 -
             SHARES
          BENEFICIALLY        6.   SHARED VOTING POWER           1,090,210
            OWNED BY
             EACH             7.   SOLE DISPOSITIVE POWER            - 0 -
           REPORTING
          PERSON WITH         8.   SHARED DISPOSITIVE POWER      1,090,210


 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,090,210

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.01%

 12.    TYPE OF REPORTING PERSON*

        CO; IA
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.     30049R100             13G                     Page 3 of 14 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Venture Capital II, Inc.
               13-3693090

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [ ]

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

           NUMBER OF          5.   SOLE VOTING POWER                 - 0 -
             SHARES
          BENEFICIALLY        6.   SHARED VOTING POWER           1,090,210
            OWNED BY
              EACH            7.   SOLE DISPOSITIVE POWER            - 0 -
           REPORTING
          PERSON WITH         8.   SHARED DISPOSITIVE POWER      1,090,210

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,090,210

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [ ]
        CERTAIN SHARES*

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.01%

 12.    TYPE OF REPORTING PERSON*

        CO; IA
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.     30049R100             13G                     Page 4 of 14 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Venture Partners II, L.P.
               13-3741217

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [ ]

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

           NUMBER OF          5.   SOLE VOTING POWER                 - 0 -
             SHARES
          BENEFICIALLY        6.   SHARED VOTING POWER           1,090,210
            OWNED BY
              EACH            7.   SOLE DISPOSITIVE POWER            - 0 -
           REPORTING
          PERSON WITH         8.   SHARED DISPOSITIVE POWER      1,090,210

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,090,210

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [ ]
        CERTAIN SHARES*

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.01%

 12.    TYPE OF REPORTING PERSON*

        PN; IA
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.     30049R100             13G                     Page 5 of 14 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgan Stanley Venture Investors, L.P.

                13-3751794

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [ ]

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

           NUMBER OF          5.   SOLE VOTING POWER               - 0 -
             SHARES
          BENEFICIALLY        6.   SHARED VOTING POWER           187,571
            OWNED BY
              EACH            7.   SOLE DISPOSITIVE POWER          - 0 -
           REPORTING
          PERSON WITH         8.   SHARED DISPOSITIVE POWER      187,571

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        187,571

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [ ]
        CERTAIN SHARES*

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.55%

 12.    TYPE OF REPORTING PERSON*

        PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.     30049R100             13G                     Page 6 of 14 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Venture Capital Fund II, C.V.

               98-0150623

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [ ]

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands Antilles

           NUMBER OF          5.   SOLE VOTING POWER               - 0 -
             SHARES
          BENEFICIALLY        6.   SHARED VOTING POWER           179,973
            OWNED BY
              EACH            7.   SOLE DISPOSITIVE POWER          - 0 -
           REPORTING
          PERSON WITH         8.   SHARED DISPOSITIVE POWER      179,973

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        179,973

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [ ]
        CERTAIN SHARES*

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.49%

 12.    TYPE OF REPORTING PERSON*

        PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.     30049R100             13G                     Page 7 of 14 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Venture Capital Fund II, L.P.

               13-3751783

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [ ]

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

           NUMBER OF          5.   SOLE VOTING POWER                - 0 -
             SHARES
          BENEFICIALLY        6.   SHARED VOTING POWER            722,666
            OWNED BY
              EACH            7.   SOLE DISPOSITIVE POWER           - 0 -
           REPORTING
          PERSON WITH         8.   SHARED DISPOSITIVE POWER       722,666

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        722,666

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [ ]
        CERTAIN SHARES*

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.97%

 12.    TYPE OF REPORTING PERSON*

        PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).  Name of Issuer:

               Evolving Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

               9777 Mt. Pyramid Court, Englewood, Colorado 80112

Item 2(a).  Name of Person Filing:

                         This statement is filed on behalf of the persons
               identified below. In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

               Morgan Stanley Dean Witter & Co. ("Morgan Stanley")

               Morgan Stanley Venture Capital II, Inc. ("MSVC")

               Morgan Stanley Venture Partners II, L.P. ("Ventures")

               Morgan Stanley Venture Capital Fund II, L.P. ("the Fund")

               Morgan Stanley Venture Capital Fund II, C.V. ("MSVCCV")

               Morgan Stanley Venture Investors, L.P. ("Investors")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of MSVC, Ventures, the Fund, MSVCCV and Investors is:
                 1221 Avenue of the Americas
                 New York, New York 10020

              The address of the principal business office of Morgan Stanley is:
                 1585 Broadway
                 New York, New York 10036

Item 2(c).  Citizenship:

               The citizenship of Morgan Stanley, MSVC, Ventures, the Fund and Investors is Delaware. The citizenship of MSVCCV is the Netherlands Antilles.

Item 2(d).  Title of Class of Securities:

               This statement relates to the Company's Common Stock, $.001 par value per share and Warrants to purchase Common Stock, which are currently exercisable.

Item 2(e).  CUSIP Number:

               30049R100

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e) [ ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership.

         The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in Item 4(c) below.

               (a) Amount beneficially owned:

                        As of December 31, 1998:  (1) Investors owned
                   104,402 shares of Common Stock and 83,169 Warrants to purchase Common Stock; (2) MSVCCV owned 100,135 shares of Common Stock and 79,838 Warrants to purchase Common Stock; and (3) the Fund owned 402,213 shares of Common Stock and 320,453 Warrants to purchase Common Stock. Ventures is the sole general partner of the Fund, the general partner of Investors and the investment general partner of MSVCCV, and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the Common Stock held by the Fund, Investors and MSVCCV. MSVC, as the managing general partner of Ventures, controls the actions of Ventures. Morgan Stanley, as the sole shareholder of MSVC, controls the actions of MSVC. Accordingly, Ventures, MSVC and Morgan Stanley may all be deemed to have beneficial ownership of the 1,090,210 shares of Common Stock and Warrants to purchase Common Stock collectively owned by the Fund, Investors, and MSVCCV.

               (b) Percent of class(2):

                   Morgan Stanley Dean Witter & Co.             9.01%

                   Morgan Stanley Venture Capital II, Inc.      9.01%

                   Morgan Stanley Venture Partners II, L.P.     9.01%

                   Morgan Stanley Venture Capital Fund II, L.P. 5.97%

                   Morgan Stanley Venture Investors, L.P.       1.55%

                   Morgan Stanley Venture Capital Fund II, C.V. 1.49%

               (c) Number of shares as to which such person has:

=========================================================================================================
                                                                         (iii)                 (iv)
                                (i)                  (ii)            Sole power to         Shared power
                           Sole power to         Shared power        dispose or to       to dispose or to
                         vote or to direct       to vote or to         direct the           direct the
                             the vote           direct the vote      disposition of       disposition of
---------------------------------------------------------------------------------------------------------
Morgan Stanley
Venture Capital                - 0 -            100,135 Shares           - 0 -           100,135 Shares
Fund II, C.V.                                    79,838 Warrants                          79,838 Warrants
---------------------------------------------------------------------------------------------------------
Morgan Stanley
Venture Investors,             - 0 -            104,402 Shares           - 0 -           104,402 Shares
L.P.                                             83,169 Warrants                          83,169 Warrants
---------------------------------------------------------------------------------------------------------
Morgan Stanley
Venture Capital                - 0 -            402,213 Shares           - 0 -           402,213 Shares
Fund II, L.P.                                   320,453 Warrants                         320,453 Warrants
---------------------------------------------------------------------------------------------------------
Morgan Stanley
Venture Partners II,           - 0 -            606,750 Shares           - 0 -           606,750 Shares
L.P.                                            483,460 Warrants                         483,460 Warrants
---------------------------------------------------------------------------------------------------------
Morgan Stanley
Venture Capital II,            - 0 -            606,750 Shares           - 0 -           606,750 Shares
Inc.                                            483,460 Warrants                         483,460 Warrants
---------------------------------------------------------------------------------------------------------
Morgan Stanley                 - 0 -            606,750 Shares           - 0 -           606,750 Shares
Dean Witter & Co.                               483,460 Warrants                         483,460 Warrants
=========================================================================================================

------------
   (2)  Based on the 11,618,557 shares of Common Stock reported to be outstanding in the report on Form 10-Q filed for the quarter ended September
30, 1998 by the Company, plus the Warrants to purchase an aggregate of 483,460 shares of Common Stock held collectively by Morgan Stanley Venture Capital
Fund II, C.V., Morgan Stanley Venture Capital Fund II, L.P. and Morgan Stanley
Venture Investors, L.P.

Item 5. Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item 8. Identification and Classification of Members of the Group.

               N/A

Item 9. Notice of Dissolution of Group.

               N/A

Item 10. Certifications.

               N/A


                                 SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 1999         MORGAN STANLEY VENTURE CAPITAL FUND II, C.V.
                                By: Morgan Stanley Venture Partners II, L.P.,
                                    its general partner
                                By: Morgan Stanley Venture Capital II, Inc.,
                                    its general partner


                                By: /s/ Peter R. Vogelsang
                                    --------------------------------
                                    Name: Peter R. Vogelsang
                                    Title: Secretary



                                MORGAN STANLEY VENTURE INVESTORS, L.P.
                                By: Morgan Stanley Venture Partners II, L.P.,
                                    its general partner
                                By: Morgan Stanley Venture Capital II, Inc.,
                                    its general partner


                                By: /s/ Peter R. Vogelsang
                                    --------------------------------
                                    Name: Peter R. Vogelsang
                                    Title: Secretary



                                MORGAN STANLEY VENTURE CAPITAL FUND II, L.P.
                                By: Morgan Stanley Venture Partners II, L.P.,
                                    its general partner
                                By: Morgan Stanley Venture Capital II, Inc.,
                                    its general partner

                                By: /s/ Peter R. Vogelsang
                                    --------------------------------
                                    Name: Peter R. Vogelsang
                                    Title: Secretary



                                MORGAN STANLEY VENTURE PARTNERS II, L.P.
                                By: Morgan Stanley Venture Capital II, Inc.,
                                    its general partner


                                By: /s/ Peter R. Vogelsang
                                    --------------------------------
                                    Name: Peter R. Vogelsang
                                    Title: Secretary


                                MORGAN STANLEY VENTURE CAPITAL II, INC.



                                By: /s/ Peter R. Vogelsang
                                    --------------------------------
                                    Name: Peter R. Vogelsang
                                    Title: Secretary


                                MORGAN STANLEY DEAN WITTER & CO.


                                By: /s/ Peter R. Vogelsang
                                    --------------------------------
                                    Name: Peter R. Vogelsang
                                    Title: Authorized Signatory


               The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

               Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).